UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

GULF ISLAND FABRICATION, INC.

  (Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

402307102

  (CUSIP Number)

Garrett Lynam
Kokino LLC
201 Tresser Boulevard, 3rd Floor
Stamford, CT 06901
(203) 595-4552

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 402307102	SCHEDULE 13D	Page 2 of 4 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Piton Capital Partners LLC 47-3106673
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,811,894 shares of Common Stock (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,811,894 shares of Common Stock (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,811,894 shares of Common Stock (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9% of outstanding shares of Common Stock (2)
14		TYPE OF REPORTING PERSON OO

(1)	See Item 2 and Item 5.

(2)	This calculation is based upon 15,291,776 shares of common stock outstanding as of March 5, 2020, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed on March 5, 2020 (File No.: 001-34279).

CUSIP NO. 402307102	SCHEDULE 13D	Page 3 of 4 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 6”) amends the Schedule 13D filed on March 22, 2018 (the “Original Schedule 13D”), as amended on April 6, 2018 (“Amendment No. 1”), on April 25, 2018 (“Amendment No. 2”), on November 6, 2018 (“Amendment No. 3”), on November 21, 2019 (“Amendment No. 4”) and on February 27, 2020 (“Amendment No. 5”). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6 are collectively referred to herein as the “Schedule 13D”. Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings given to them in the Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5). The Original Schedule 13D (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5) remains in full force and effect, except as specifically amended by this Amendment No. 6.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following text at the end of the response to Item 4:

On March 16, 2020, Piton Capital Partners LLC (“Piton”) and Kokino signed a waiver to the Amendment signed on February 25, 2020 (the “Waiver”), as reported by the Company on its Current Report on Form 8-K filed on March 16, 2020. Pursuant to the Waiver, Piton and Kokino agreed, subject to approval by the Company’s shareholders of a proposal to declassify the Board at the 2020 annual meeting, to waive the requirement that Robert Averick be nominated as a director for a three-year term, as provided for in the Amendment. Other than as set forth in the Waiver, the Cooperation Agreement (as amended by the Amendment) remains in full force and effect.

The foregoing description of the Waiver does not purport to be complete and is qualified in its entirety by reference to the full text of the Waiver, which is attached hereto as Exhibit C and incorporated by reference herein (See Item 7, Exhibit C).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph as the penultimate paragraph in the response to Item 6:

On March 16, 2020, Piton and Kokino executed the Waiver, the terms of which are described in Item 4 of the Schedule 13D. The Waiver is attached hereto as Exhibit C and incorporated by reference herein (See Item 7, Exhibit C).

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit C:	Waiver letter dated March 16, 2020 by and among the Company, Piton and Kokino.

CUSIP NO. 402307102	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2020
Piton Capital Partners LLC

	By:	Piton Capital Management LLC, its managing member

	By:	Kokino LLC, its managing member

	By:	/s/ Douglas Kline
Douglas Kline
Chief Operating Officer

Exhibit C

March 16, 2020

Piton Capital Partners LLC

c/o Kokino LLC

201 Tresser Boulevard, 3rd Floor

Stamford, Connecticut 06901

Attention: Garrett Lynam

E-mail:

Re:	Effectiveness of First Amendment to Cooperation Agreement; Rob Averick’s nomination for a one-year term

To Whom It May Concern:

Reference is made to that certain First Amendment to Cooperation Agreement, dated February 25, 2020 (the “Amendment”), by and among Gulf Island Fabrication, Inc., a Louisiana corporation (the “Company”), Piton Capital Partners, LLC, a Delaware limited liability company (“Piton Partners”), and Kokino LLC, a Delaware limited liability Company (“Kokino” and, together with Piton Partners, “Piton”). Section 4 of the Amendment states, “This Amendment shall take effect, if at all, immediately following the nomination by the Company’s Board of Directors of Rob Averick for re-election to the Board of Directors of the Company at the 2020 Annual Meeting, such nomination and election to be for a three year term.”

Subsequent to the Amendment, on March 13, 2020, the Board of Directors unanimously voted to approve and propose to the company’s shareholders an amendment to the Company’s articles of incorporation and by-laws to declassify the board on a phase-in basis starting with the Class II directors to be elected at the 2020 annual meeting of shareholders (the “Declassification Proposal”). If the Declassification Proposal is approved by the shareholders, then, beginning with the Class II proposed to be elected at the 2020 annual meeting, each director elected will be elected for a one-year term. The Board of Directors has nominated Robert Averick as the sole Class II nominee for the 2020 annual meeting for a one-year term contingent on the approval of the Declassification Proposal.

Piton hereby agrees that, if re-elected, Mr. Averick’s term will be for one year if the Declassification Proposal is approved by the shareholders at the 2020 annual meeting and, in such case, hereby waives the requirement in Section 4 of the Amendment that Mr. Averick be elected for a three-year term. Piton further hereby acknowledges that the Cooperation Agreement, dated November 2, 2018, by and among the Company and Piton (the “Cooperation Agreement”), as amended by the Amendment, remains in full force and effect. Except as otherwise expressly set forth in the preceding sentence, the Amendment and the Cooperation Agreement are not amended, modified or affected hereby; and except as expressly set forth in the preceding sentence, all of the terms, conditions, covenants and all other provisions of the Amendment and the Cooperation Agreement are hereby ratified and confirmed and shall remain in full force and effect.

This letter may be executed and delivered by electronic transmission and in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

Please indicate your agreement with the foregoing by signing where indicated below.

Sincerely,

GULF ISLAND FABRICATION, INC.

By:	/s/ Richard Heo
Name:	Richard Heo
Title:	Chief Executive Officer

Accepted and Agreed:

Piton Capital Partners, LLC

By:	Piton Capital Management LLC, as managing member

By:	Kokino LLC, as managing member

By:	/s/ Stephen A. Ives
Name:	Stephen A. Ives
Title:	Vice President

KOKINO LLC

By:	/s/ Stephen A. Ives
Name:	Stephen A. Ives
Title:	Vice President